UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2022

CHP MERGER CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39140	84-2590924
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

25 Deforest Avenue, Suite 198 Summit, New Jersey	07901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 508-7090

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one half of one warrant	CHPMU	The Nasdaq Stock Market LLC
Class A common stock included as part of the units	CHPM	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	CHPMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

Beginning on March 11, 2022, CHP Merger Corp. (“CHP” or “the Company”) and Integrity Implants Inc. d/b/a Accelus (“Accelus”) intend to use the presentation furnished herewith, or portions thereof, in one or more meetings or presentations with investors. A copy of the presentation is furnished as Exhibit 99.1, and will be uploaded to the Accelus website at https://accelusinc.com/investors/.

The information contained in this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

As previously disclosed, on November 14, 2021, CHP entered into a business combination agreement, by and among CHP, Accelerate Merger Sub, Inc., a wholly owned subsidiary of CHP (“Merger Sub”), and Accelus (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by CHP’s stockholders and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Accelus (the “Merger”), with Accelus surviving the Merger as a wholly owned subsidiary of CHP. In addition, CHP will be renamed Accelus, Inc. and is referred to herein as “New Accelus” following the consummation of the transactions described above (collectively, the “Business Combination”).

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will in the future include any amendments to the currently on file preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: CHP Merger Corp., 25 Deforest Avenue, Suite 108, Summit, NJ 07901.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to CHP Merger Corp., 25 Deforest Avenue, Suite 108, Summit, NJ 07901. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Accelus and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Accelus’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Accelus’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Accelus’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of CHP and Accelus prior to the Business Combination, and New Accelus following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of CHP and Accelus or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against CHP and Accelus following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s common stock on the Nasdaq, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Accelus’s and the combined company’s product development activities; (10) the inability of Accelus or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Accelus or the combined company to identify, in-license or acquire additional technology; (12) the inability of Accelus or the combined company to maintain Accelus’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Accelus or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that Accelus is currently pursuing for its product candidates; (14) the size and growth potential of the markets for Accelus’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Accelus’s and the combined company’s products and services and reimbursement for medical procedures conducted using Accelus’s and the combined company’s products and services; (16) Accelus’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Accelus’s and the combined company’s financial performance; (18) the impact of COVID-19 on Accelus’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit Number	Description

99.1	Investor Presentation, dated March 2022

104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 11, 2022

CHP MERGER CORP.

By:	/s/ James T. Olsen
Name:	James T. Olsen
Title:	Chief Executive Officer

Exhibit 99.1 INVESTOR PRESENTATION March 2022 Accelerating MIS Spine Culture | Technology | Accessibility

DISCLAIMER AND CONFIDENTIALITY NOTICE In this presentation, “Accelus”, the “Company”, “we”, “us” and “our” mean Integrity Implants Inc. d/b/a Accelus. All amounts are in U.S. dollars unless otherwise indicated. The information contained herein does not purport to contain all of the information about the Company or CHP Merger Corp. (“CHP”). The information contained herein has not been independently verified. In connection with the proposed business combination, CHP intends to file with the Securities and Exchange Commission (the SEC ) a registration statement on Form S-4 (the Registration Statement ), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and other related documents. CHP's stockholders are advised to read, when available, the proxy statement/prospectus included in the Registration Statement, including any amendments thereto, as well as other documents filed with the SEC in connection with the proposed business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials will be mailed to stockholders of CHP as of a record date to be established for voting on the proposed business combination and other matters as may be described in the Registration Statement. Stockholders will be able obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: CHP Merger Corp., 25 Deforest Avenue, Suite 108, Summit, NJ 07901 CHP, Accelus and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CHP's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in CHP will be contained in the Registration Statement when available. No representations or warranties are made or implied with respect to the information contained herein. This presentation contains forward-looking statements with respect to the Company. These forward- looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, including without limitation the successful and timely completion and the commercialization of the products referred to herein. Forward-looking statements are not guarantees of performance. These forward-looking statements, including financial outlooks and strategies or deliverables stated herein, may involve, but are not limited to, comments with respect to the Company’s business or financial objectives, its strategies or future actions, its projections, targets, expectations for financial condition or outlook for operations. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. These assumptions are considered to be reasonable based on currently available information, but the reader is cautioned that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business. The forward-looking information set forth therein reflects expectations as of the date hereof and is subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Undue reliance should not be placed on forward-looking statements. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. This presentation is not intended to form the basis of any investment decision and there can be no assurance that any transaction will be undertaken or completed in whole or in part. The delivery of this presentation shall not be taken as any form of commitment on the part of the Company or its shareholders to proceed with any transaction, and no offers will subject the Company or its shareholders to any contractual obligations before definitive documentation has been executed. The Company reserves the right at any time without prior notice and without any liability to (i) negotiate with one or more prospective investors in accordance with any timetable and on any terms that the Company may decide, (ii) provide different information or access to information to different prospective investors, (iii) enter into definitive documentation and (iv) terminate the process, including any negotiations with any prospective investor without giving any reasons therefor. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of CHP, the Company, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 2

DISCLAIMER AND CONFIDENTIALITY NOTICE This presentation includes certain financial measures not presented in accordance with GAAP. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income items are excluded or included in determining these non-GAAP financial measures. This presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward- looking non-GAAP financial measures is included. In addition, these non-GAAP financial measures may be calculated or presented differently than, and may not be comparable to, non-GAAP financial measures disclosed by other companies. This presentation contains forecasts with respect to the Company’s projected financial results, including Revenue and CAGR, for the Company’s fiscal years 2021 through 2025, and the data presented for the fiscal year 2020 is derived from unaudited financials. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in future public filings related to the business combination. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in such prospective financial information will be achieved. This presentation contains confidential information pertaining to the business, operations, and assets of the Company and the use hereof is governed by the confidentiality agreement (“CA”) or non-disclosure agreement (“NDA”) that has been executed by each recipient. If you are in possession of this presentation, you should familiarize yourself with such CA or NDA before reading, circulating, disclosing or using the presentation. If you have not executed and delivered, or are otherwise not bound by such CA or NDA, you have received this presentation in error. If so, please do not copy or distribute the presentation and return the presentation to the sender hereof. This presentation includes market and industry data and forecasts that Accelus has derived from publicly available information, various industry publications, other published industry sources and internal data and estimates. Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Accelus operates and Accelus’ and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates. ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 3

INVESTMENT RATIONALE Accelus provides a compelling opportunity for CHP Massive Market Positive Clinical Affordable, Opportunity Outcomes Accessible Solution Attractive Growth Profile, Leverage CHP’s Health High Gross Margins System Relationships Differentiated Platform Disrupting Minimally Invasive Spine Surgery ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 4

OUR MISSION: Accelerating Minimally Invasive Spine Surgery ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 5

ACCELUS AT A GLANCE Improving procedures and outcomes, creating favorable economics, and providing broad accessibility Transformational robotic solution, reducing procedural complexity and Clinically-impactful, data- Attractive busines accelerating growth driven, cost-effective, model with pull-through enabling implant revenue opportunities technology Expanding access Providing broad to care in the accessibility, lowering underserved MIS the cost of care and spinal surgery market expanding the market ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 6

TRANSFORMATIONAL ENABLING TECHNOLOGIES Robust Portfolio Designed to Enable MIS Spine Surgery Innovative Line of MIS Enabling Spinal Implants Elegant and Affordable Robotic System Multidirectional Expandable Interbody Implant Systems Transformational Robotic Targeting and Navigation Platform * 2-D FlareHawk7 TiHawk Platform Toro-L *FDA clearance pending or pipeline product under development ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 7

SIGNIFICANT MARKET OPPORTUNITY Large Spine Market, Opportunities for Disruption Spinal Fusion Market Overview Size of Accelus’ Current Addressable Market • Large, established U.S. addressable market of $5.3 billion Pedicle Biologics • Demographics support continued market growth Screws and • International spinal fusion market of $3.0 billion Rods $0.8B Other • Opportunity to capture market share with a truly Instrumentation differentiated platform $0.3B $2.6B KEY TRENDS ACCELERATING GROWTH $5.3B+ US Market ü MIS Proceduresü Transition to the ASC Opportunity ü Endoscopic Surgeryü Robotics/Navigation $1.6B ü Expandable Cagesü Augmented Reality Lumbar Interbody Fusion Devices ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 88

SPINAL FUSION SURGERY STATUS QUO Opportunities to Address Substantial Unmet Clinical Needs MIS Procedures Remain Underpenetrated The Need for Surgical Robotics in Spine MIS techniques offer advantages over open surgical Robotic systems are becoming more widely adopted, procedures for patients, surgeons and facilities… given benefits from technological advancements DISADVANTAGES OF OPEN Accurate SPINE SURGERY PROCEDURES • Lengthy procedures Repeatable • Significant blood loss • Extensive soft tissue disruption Reliable • Extended recovery times Traditional TLIF Minimally invasive Pedicle Screws are misplaced in 10% of cases incision TLIF incisions performed freehand (without robotic navigation) …yet only approximately Limitations of current spine surgery robotic systems of spinal fusion procedures High introductory costs are currently performed minimally invasively Steep learning curves to operate 20% Large footprints within the operating room ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 9

ACCELUS OFFERS KEY ENABLING TECHNOLOGIES Addressing the Unmet Clinical Needs of Spine Surgery Multidirectional Expandable Interbody Platform Enabling Robotic Targeting and Navigation System Simple Compact Minimal Insertion Profile Affordable Improved Graft Delivery Significant Fusion Rates Providing broader accessibility and enabling MIS procedures ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 10

ADDRESSING THE CONSTRAINTS OF MINIMALLY INVASIVE SPINE PROCEDURES Simpler, safer procedures with more consistent outcomes • Reduce procedural complexity… Access Without Compromise Adaptive Geometry + Precision Robotics • Expand visualization… • Increase reproducibility… • Reduce radiation… • Address inefficiency… • Reduce learning curve… ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 11

ACCELUS OFFERS A TOTAL MIS IMPLANT SOLUTION Solutions to address the complete procedure Innovative Expandable Proprietary Biomaterial Robotic Targeting Interbody Platform Fixation Systems Offerings and Navigation ** * Proprietary screw Allograft comprised Economically attractive robotic Differentiated and cost-effective technology with substantial demineralized bone matrix solution with sustainable source solutions with high gross margins growth potential (DBM) cortical fibers of consumables revenue *Currently under development ** Private labeled product marketed by Accelus ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 12

PRODUCT PORTFOLIO

REVOLUTIONARY MULTIDIRECTIONAL EXPANDABLE IMPLANT TECHNOLOGY TM in Action What is “Adaptive Geometry”? Next-generation solution for MIS procedures Proprietary expandable cage technology, featuring multidirectional expansion of interbody devices Why Does it Matter? Minimal insertion profile with maximum footprint Delivers access through a narrow, neural corridor Respects the natural anatomy of the patient Designed for improved safety and clinical Adaptive Geometry Integrated Across the Portfolio outcomes* *Zero reported subsidence or device-related adverse events (Coric et al, Bidirectional Expandable Technology for Transforaminal or Posterior Lumbar Interbody Fusion: A Retrospective Analysis of Safety and Performance, Int J Spine Surg. 2020) ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 14

GAME-CHANGING PORTFOLIO OF SPINAL IMPLANTS WITH ADAPTIVE GEOMETRY Our Mission Solve the clinical challenges of MIS procedures through innovation and enabling technology The Problem MIS solutions have focused on surgical techniques improve footprint, but results are mixed and complications remain Nerve and Vascular Injuries Subsidence and Non-Union Our Solution Multidirectional expandable lumbar fusion device, with a minimal insertion profile and maximum expansion Clinical Results Robust performance and significant clinical outcomes *One year follow up study found 96.6% of patients and 97.4% of levels were considered Device-Related fused, and there were zero cases of device subsidence exceeding 25% of the device height, Fusion Rate* Subsidence* 97.4% 0 0% Adverse Effects* per Coric et al, Bidirectional Expandable Technology for Transforaminal or Posterior Lumbar Interbody Fusion: A Retrospective Analysis of Safety and Performance, Int J Spine Surg. 2020 ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 15

Broad service offering to address MIS needs FlareHawk Family of Spinal Fusion Cages Designed For: Minimal Insertion Profile Multiplanar Expansion Improved Graft Delivery Minimizing neural retraction Wide footprint with no compromise Open architecture for continuous graft delivery ** Titanium Coated 7mm profile 11mm profile 9mm profile TiHawk7, 9, 11* Endoscopically Assisted TLIF expanding to 14 x 14mm expanding to 17 x 14mm 11,000+ 3 97.4% 0% 0 Cages Implanted Clinical Studies Fusion Rate* Subsidence* Device-Related Adverse Events* * Coric et al, Bidirectional Expandable Technology for Transforaminal or Posterior Lumbar Interbody Fusion: A Retrospective Analysis of Safety and Performance, Int J Spine Surg. 2020 **FlareHawk11 and TiHawk11 anticipated to be available in Q1 2022 ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 16

PEDICLE SCREW SYSTEM: ALLOWS PROCEDURE CROSS-SALE * Telescopic Screw Technology Open Proprietary screw technology designed to reduce current Robust implants and frustrations and complications with posterior fixation. instrumentation to Complements robotics platforms. address complex pathology MIS An all-in-one screw delivery system designed to reduce Elegant design instruments, surgical steps, and radiation. Allows for optimized for seamless repositioning of screw trajectory without percutaneous Cortical compromising screw purchase. approach Modular tulip heads with slim profiles facilitate a mid-line approach TM *Periscope under development ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 17

Optimized for daily use, with a small 30” x 30” footprint Easier to use than alternative robotic and navigation system One-third to one-fourth of the cost of alternative systems TRANSFORMATIONAL ROBOTIC TARGETING AND NAVIGATION SYSTEM ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 18

ROBOTIC TARGETING AND NAVIGATION SYSTEM The Problem: Surgeons that need robotics are in facilities that can’t afford them Our Solution: Cost-Effective Without Attractive Surgeon Economics Rapid system positioning with quick and easy Compromise set-up and breakdown allowing surgeons to Precision navigation robotic targeting system treat more patients for spine surgery, offered at a fraction of the price of the competition Enhanced Ease of Use Platform Built for Adaptability Technology designed to expand applications Constructed to streamline workflows with a simplified, intuitive design, to other spinal surgery procedures minimizing surgeon training requirements ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 19

ROBOTIC, ENABLED, MINIMALLY INVASIVE TARGETING AND NAVIGATION SYSTEM EXTRAORDINARY FEATURES… SMALLER TABLE MOUNTED SYSTEM WITH A NEARFIELD CAMERA FASTER ~35% REDUCTION IN PROCEDURE TIME COMPARED TO THE COMPETITION* MORE AFFORDABLE PRICED AT A FRACTION OF THE COST COMPARED TO THE COMPETITION …WITHOUT COMPROMISE *Soliman et al, Accuracy and Efficiency of Fusion Robotics Versus Mazor-X in Single-Level Lumbar Pedicle Screw Placement, Cureus Journal of Medical Science. 2021 ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 20

PROTECTED INNOVATION ROBUST PORTFOLIO PUBLISHED GLOBAL WITH INNOVATIVE CLINICAL DATA PATENT PRODUCT PIPELINE PROTECTION PEER REVIEWED, MULTI- 510(k) Pathway: 3 CENTER STUDIES ON US PATENTS FlareHawk9 FLAREHAWK 26 LineSider US APPS FlareHawk7 26 PEER REVIEWED ROBOTIC NAVIGATION 1 TiHawk STUDY INT’L PATENTS Robotic System 19 Toro-L CLINCIAL STUDIES IN INT’L APPS 36 Toro-P (2022*) 8 PROCESS & PROPOSED Zform (2022*) Patent Duration: 2-D Robotic System (2022*) 2033-2039 Toro-A (2023*) 21 ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. *Anticipated product launch date 21

PEER-REVIEWED CLINICAL DATA FlareHawk Clinical Studies Compendium of Published Peer- Reviewed FlareHawk Data • Published in International Journal of Spine Surgery (IJSS) • Three retrospective, peer-reviewed studies • Fusion rates commensurate with PLIF and TLIF procedures, minimal complications Navigation and Robotic Targeting System • Published in Cureus Journal of Medical Science • Comparison against most commonly used spine robot platform (Mazor-X) • Significantly shorter procedure workflow duration (better efficiency) Current in-process and proposed clinical research includes: • Pressure distribution comparison • Robotic navigation endoscopic against commonly used interbody • MIS spondy TLIF Proven workflow devices • Robotic navigation time reduction efficiencies and time • FlareHawk prospective EU • Robotic navigation Kambin’s savings when utilizing • Robotic navigation IRB submission targeting Accelus’ Robotic system • LineSider anti-skiving 22

PRODUCT PIPELINE & ASC OPPORTUNITY

JOURNEY OF INNOVATION Established History of Development With Robust Product Pipeline * * Zform Acquired technology 20 20 15 13 2016 2018 2019 2021 2022 & Beyond 2020 * 2-D * Toro-L Toro-Posterior & Toro-ALIF Toro-Hyperlorotic *FDA clearance pending or pipeline product under development ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 24

ACCELUS’ NEXT ADAPTIVE GEOMETRY OFFERING TM ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 25

EXPANDABLE PLATFORM Adaptive Geometry Reimagined Expands wide first under minimal load then lifts with wide footprint FACILITATES ENTRANCE INTO LATERAL AND ANTERIOR MARKETS Lateral (LLIF) Posterior (PLIF / TLIF) Anterior (ALIF) 2022 2023 2023 Key Features and Benefits of Toro Platform Infinitely Inserted with 3D Printed Post-packed expandable minimal profile endplates with bone graft ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 26

AMBULATORY SURGERY CENTER (ASC) MARKET ENABLING TECHNOLOGIES DRIVING ASC ADOPTION GROWING ASC OPPORTUNITY • Spine procedures increasingly Enables Outpatient MIS Procedures Solves Complicated moving to ambulatory surgery Issues Simply centers • 86% of spine surgeons expect to use ASCs* • Spine surgery is considered among the most profitable and cost-effective ASC procedure Economically Accessible Solutions • Reimbursement tailwinds Truly Portable Robotic expected to continue Solution, Providing Ease of Use • Win-win-win for patients, payers and providers Improved Turnover and Proven Workflow Efficiency** *Van Biesen & Johnson, Ambulatory Surgery Center Growth Accelerates: Is Medtech Ready?, Bain & Company. 2019 **Soliman et al, Accuracy and Efficiency of Fusion Robotics Versus Mazor-X in Single-Level Lumbar Pedicle Screw Placement, Cureus Journal of Medical Science. 2021 ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 27

GROWTH AND FINANCIALS

GROWTH OPPORTUNITIES International Expansion Accelerate Grow in targeted Adoption in ASCs international markets Expand Sales Reduce barriers to moving Force Regionally fusion procedures to ASCs Launch New Rapidly expand sales Product Lines Drive Pull- team to capture share Through Revenue Targeting 7 to 10 new product launches per year Robot placement to drive pull-through sales Focused Strategy to Unlock Industry Leading Growth Focused Strategy to Unlock Industry Leading Growth ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 29

FINANCIAL HIGHLIGHTS Revenue Forecast 2021E $27.5 5-year Growth REVENUE MILLION Expectations* 2023E $81.0 REVENUE MILLION $176M GROWING AT 2020 to 2025 $125M FORECASTED 60% CAGR $81M $48M $28M $17M Historical Non-GAAP GROSS MARGIN** 80%+ 2020 2021E 2022E 2023E 2024E 2025E *Revenue projections rounded to the nearest million **Gross margin based upon Adjusted Gross Profit, a non-GAAP financial measure adjusting gross profit for inventory write-offs; refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations of Integrity Implants Inc. within the S-4 filed by CHPM on February 15, 2022 and the appendix for a reconciliation of GAAP and non-GAAP financial metrics. ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 30

INVESTMENT TAKEAWAYS Enabling technologies disrupting minimally invasive spine surgery Vast underserved market with opportunities to capture share Demonstrated value proposition with compelling clinical data Accelerating Robust product pipeline addressing a broader market opportunity Minimally Invasive Spine Surgery Compelling business model; pull-through revenue opportunities Experienced leadership team and industry thought leaders ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 31

APPENDIX I: FINANCIAL DETAIL

TRANSACTION OVERVIEW Source of Funds Use of Funds Accelus Rollover Equity $413.5 Accelus Rollover Equity $413.5 1 Convertible Note / Series D Investments 6. 2 Cash to Balance Sheet 155.3 Proceeds from Trust Account 187. 1 Extension Premium Payments 3.1 Total Sources $606.8 Estimated Transaction Costs 34.9 Total Uses $606.8 Pro Forma Valuation Illustrative Pro Forma Ownership Share Price $10.00 Pro Forma Shares Outstanding 66.4 CHPM Public Equity Value $663.8 Shares 28% 2 (+) Debt $13.6 Extension Premium Accelus 2 (–) Pro Forma Cash ($171.8) Funders Rollover 63% 1% Equity Enterprise Value $505.6 8% EV / 2022E Revenue 10.5x CHPM Sponsor Shares EV / 2023E Revenue 6.2x Note: Estimated SPAC Cash in Trust assumes no redemptions. Excludes impact of 1.9 million sponsor earnout shares vesting ratably at $13.00 and $16.00. Excludes impact of 15.0 million public warrants and 8.0 million sponsor warrants (including 1.6 million transferred to Accelus shareholders and 2.0 million subject to earnout ratably at $13.00 and $16.00) struck at $11.50. Includes 2.1 million sponsor shares and 2.2 million sponsor warrants subject to forfeiture if cash delivered is between $150 million and $75 million after redemptions. Estimated SPAC Cash in Trust amount subject to change. 1. Includes $3.1 million of funding for the Monthly Contributions in connection with the Extension within Convertible Notes and Affiliated Series D Investments. Thus, the balance is not included in the Proceeds from Trust Account. 2. Reflects pro forma cash and debt figures set forth in the Unaudited Pro Forma Condensed Combined Financial Statements disclosed in the S-4 filing. Actual pro forma cash balances subject to change. ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 33

COMPELLING VALUATION EV / Revenue EV / Revenue Revenue CAGR 2022E 2023E ’21 – ’23 High Growth 11.9x 9.2x 37% Med-Tech Premium Spine 7.3x 6.0x 21% & Orthopedics Enabling Robotic 14.7x 10.3x 46% Technology 10.5x 6.2x 72% Accelus = $1.6 billion = $1.6 billion = $1.1 billion Precedent Robotic Transactions (2013) (2018) (2019) EV / FTM Rev. = 10.6x EV / FTM Rev. = 20.7x EV / FTM Rev. = 44.5x Source: Wall Street research, company filings and S&P Capital IQ; market data as of March 9, 2022 ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 34

HIGH VISIBILITY TO 2023 REVENUE GROWTH Commentary $81.0 • Sales of existing products lines are Core Product Growth A anticipated to be the largest contributor to • Comprised of our existing lines including: growth, largely driven by pull-through sales • FlareHawk / TiHawk* • LineSider Fixation (pedicle screws) • Robot Pull-Through revenue is expected to • Biologics account for 20% of total sales by 2025 D B Pipeline Products • Comprised of our near-term anticipated line extensions: • Toro Lateral • Toro ALIF C • Toro PLIF/TLIF B C Robot Revenue $27.5 • Comprised of robot hardware sales and revenue generated from consumables A D Pull-Through Sales • Comprised of sales from Core Products driven by robot placements • Direct pull-through of LineSider Fixation systems used in conjunction with robot • Indirect pull-through of interbody devices through cross-sale opportunities 2021E Core Products Pipeline Robot Pull-Through 2023E *Includes new iterations of FlareHawk and TiHawk products ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 35

RESULTS OF OPERATIONS Year Ended Year-to-Date December 31, September 30, ($ in thousands) 2019 2020 2020 2021 Net Revenue $16,642 $16,871 $11,773 $17,901 Cost of Revenue 3,013 4,479 3,269 4,338 Gross Profit 13,629 12,392 8,504 13,563 Non-GAAP Gross Profit 13,849 13,689 9,519 14,399 Non-GAAP Gross Margin 83% 81% 81% 80% Operating Expenses: Selling, General and Administrative 18,992 20,599 14,643 24, 162 Research and Development 2,797 3,214 2,312 3,042 Amortization of Intangible Assets 707 707 530 1,079 Total Operating Expenses 22,496 24,520 17,485 28,283 Loss from Operations (8,867) (12,128) (8,981) (14,720) Interest and Other Income (Expense) (904) (288) (215) (4,552) Income Tax (Provision) Benefit - - - 2,977 Net Loss ($9,771) ($12,416) ($9,196) ($16,295) Non-GAAP Adjusted EBITDA ($6,080) ($8,634) ($6,381) ($11,436) ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 36

NON-GAAP FINANCIAL MEASURES Year Ended Year-to-Date December 31, September 30, ($ in thousands) 2019 2020 2020 2021 Net Loss, as reported ($9,771) ($12,416) ($9,196) ($16,295) Adjustments: Add: Interest expense, net 332 288 215 3,737 Add: Amortization of intangible assets 707 707 530 1,079 Add: Depreciation 607 1,247 870 1,471 Less: Income tax benefit - - - (2,977) EBITDA ($8,125) ($10,174) ($7,581) ($12,985) Adjustments: Add: Transaction-related expenses - - - 1,405 Add Inventory write-off adjustments 220 1,297 1,015 836 Add: Loss on debt extinguishment 557 - - 93 Add: Stock-based compensation 1,268 243 185 298 Less: PPP loan forgiveness - - - (1,083) Non-GAAP Adjusted EBITDA ($6,080) ($8,634) ($6,381) ($11,436) Gross Profit, as reported $13,629 $12,392 $8,504 $13,563 Inventory write-off adjustment 220 1,297 1,015 836 Non-GAAP Adjusted Gross Profit $13,849 $13,689 $9,519 $14,399 Non-GAAP Gross Margin 83% 81% 81% 80% ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 37

APPENDIX II: COMMERCIAL STRATEGY

ATTRACTIVE BUSINESS MODEL Enabling technology drives product pull-through Robot Placement Economically attractive option, enabling more surgeons to perform more procedures Pull-Through Screws Procedure Cross-Sale Closed robotic system Opportunities to capture drives sales of fixation additional elements of the systems procedure ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 39

ESTABLISHED COMMERCIAL FOOTPRINT Strong Commercial Commercialization Infrastructure Strategy ü Dedicated internal sales force ü Rapidly expand sales team ü Grow direct sales force in ü External distributor network targeted markets ü Growing talent pool ü Continue to build capital Boulder, CO sales infrastructure ü Regionally focused ü Invest in surgeon training Carlsbad, CA and education programs ü HQ in Palm Beach Gardens, FL ü Increase procedural capture ü Centers of excellence accessible ü Focus on ASC and enterprise to our entire customer base Headquarters Palm Beach level growth Gardens, FL ü Wide breadth of hospital ü Path to expanding spine approvals procedural offerings to drive exclusivity Focused Strategy to Accelerate Growth ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 40

LUMBAR INTERBODY MARKET BY APPROACH Posterior MARKET FOR INTERBODY SPINAL 58% Anterior 23% FUSION DEVICES • Total U.S. Spinal Fusion market is $7.3 billion+ • ~250,000 lumbar spinal fusion procedures utilize interbody devices ~150,000 • Accelus’ proprietary products currently only Total Procedures address posterior procedures accounting for Addressed Today ~66% of all lumbar interbody procedures SUBSTANTIAL OPPORTUNITY FOR Lateral 19% GROWTH… Reflects percentage of total market value ($) by surgical approach ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 41

LUMBAR INTERBODY MARKET BY APPROACH Posterior ROBUST PIPELINE TO FILL OUT 58% Anterior 23% INTERBODY PORTFOLIO* • Toro expands Accelus’ market opportunity Toro-Lateral Toro-PLIF/TLIF Toro-ALIF ~250,000 Total Procedures Addressed by Pipeline ADDITIONAL OPPORTUNITIES • More than 350,000 Cervical Fusion procedures performed annually Lateral 19% • Robot placements positioned to drive LineSider (pedicle screw) sales, which represents the largest segment of the spinal fusion market Reflects percentage of total market value ($) by surgical approach *Does not reflect full product pipeline ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 42

APPENDIX III: LEADERSHIP TEAM

WORLD-CLASS SPINE LEADERSHIP CHRIS WALSH ALEX LUKIANOV KEVIN WILLIAMSON CEO & Co-Founder Chairman CFO ANDREW WOLF WYATT GEIST CSO CIO BRAD CLAYTON BLAKE STONE KEVIN McGANN CTO General Counsel President ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 44

CHAIRMAN OF CHP MERGER CORP With an extensive 40+ year background as an Executive and Board member in both “ the health system provider and payor world, I uniquely understand the challenges that face the industry and the technologies with the strong potential to solve them. As such, I look forward to bringing my experience and network to Accelus. We are excited about the opportunity to merge with Accelus – a company that is uniquely equipped to transform the minimally invasive spine surgery segment with an innovativeportfoliooftechnologies and revolutionaryroboticsplatform. Since inception, CHPM has sought opportunities to partner with companies that are disruptors of the status quo through working to lower costs and expand access to JOSEPH SWEDISH quality healthcare. Accelus is not only a leader in this regard, but we are confident Chairman they are poised to become a leading innovator in the spinal health market. We’ve CHP Merger Corp. (CHPM) been so impressed with Chris Walsh and his team’s mission and sense of purpose. We are thrilled to partner with Accelus on their mission to redefine minimally invasive surgery as the new standard of care in spine and have already begun to leverage our industry expertise and established relationships with health systems to help realize this strategic vision. ” ©2022 ACCELUS. ALL RIGHTS RESERVED. CONFIDENTIAL. DO NOT DISTRIBUTE. 45